UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 7)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ELAN CORPORATION, PLC

(Name of Subject Company (Issuer))

ELAN CORPORATION, PLC

(Name of Filing Persons (Offeror))

Ordinary Shares, par value €0.05 each
(Title of Class of Securities)

G29539106

(CUSIP Number of Class of Securities)

American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

284131208

(CUSIP Number of Class of Securities)

William F. Daniel

Elan Corporation, plc

Treasury Building

Dublin 2, Ireland

011-353-1-709-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Christopher T. Cox, Esq.

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, New York 10281

(212) 504-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,000,000,000	$136,400

* The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $1 billion in aggregate.

** Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $136.40 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form of Registration No.: Not applicable	Date Filed: Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 7 amends and supplements the Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission by Elan Corporation, plc (the “Company”) on March 11, 2013 (as amended and supplemented, the “Schedule TO”) in connection with the return of cash to the holders of Ordinary Shares, par value €0.05 per share (the “Ordinary Shares”), and American Depositary Shares (“ADSs”) of the Company by way of a tender offer (the “Tender Offer”) for up to a maximum of 88,888,888 Ordinary Shares, including Ordinary Shares represented by ADSs, at a maximum aggregate purchase price of US$1 billion to be made by J&E Davy acting as principal, and on the terms and subject to the conditions set forth in the Circular to Shareholders and ADS Holders, dated March 11, 2013 (the “Circular”), the related Tender Form (the “Tender Form”) with respect to the Ordinary Shares and the related Letter of Transmittal with respect to the ADSs, copies of which were previously filed as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively, to the Schedule TO.

Only those items amended are reported in this Amendment No. 7. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 7 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 7 together with the Schedule TO, the Circular and the related Tender Form or Letter of Transmittal, as applicable.

Item 11. Additional Information.

“Item 11. Additional Information” to the Schedule TO is hereby amended and supplemented by adding the following:

On April 18, 2013, the Company issued a press release announcing the final results of the Tender Offer, which expired at 5:00 p.m., New York City time on April 17, 2013 with respect to ADSs and 8:00 a.m., Irish time on April 18, 2013 with respect to Ordinary Shares. A copy of the press release is filed as Exhibit (a)(5)(v) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

“Item 12. Exhibits” to the Schedule TO is hereby amended and restated as follows:

Exhibit No.	Document
(a)(1)(i)*	Circular to Shareholders and ADS Holders, dated March 11, 2013

(a)(1)(ii)*	Tender Form, dated March 11, 2013

(a)(1)(iii)*	Letter of Transmittal, dated March 11, 2013

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated March 11, 2013

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated March 11, 2013

(a)(1)(vi)*	Form of Summary Advertisement

(a)(1)(vii)*	Chairman's Letter

(a)(1)(viii)*	Notice of Extraordinary General Meeting to be held on 12 April 2013

(a)(1)(ix)*	Form of Proxy

Exhibit No.	Document
(a)(1)(x)*	Voting Instruction Form

(a)(5)(i)*	Press Release, dated March 12, 2013

(a)(5)(ii)*	Press Release, dated April 2, 2013

(a)(5)(iii)*	Press Release, dated April 12, 2013

(a)(5)(iv)*	Press Release, dated April 15, 2013

(a)(5)(v)**	Press Release, dated April 18, 2013

d(i)*	Repurchase Deed between Elan Corporation, plc and J&E Davy, dated March 11, 2013

d(ii)*	Deed of Covenant between Elan Corporation, plc and Elan International Services Ltd and J&E Davy, dated March 11, 2013

d(iii)*	Deed of Covenant in respect of shares in Elan Corporation, plc between Elan International Services Ltd and J&E Davy, dated March 11, 2013

d(iv)	Elan Corporation, plc 1996 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(3) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001)

d(v)	Elan Corporation, plc 1996 Consultant Option Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(4) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001)

d(vi)	Elan Corporation, plc 1999 Stock Option Plan (2001 Amendment) (incorporated by reference to Exhibit 4(c)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001)

d(vii)	Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) (incorporated by reference to Exhibit 4(c)(15) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008)

d(viii)	Elan Corporation, plc 2012 Long Term Incentive Plan (incorporated by reference to Exhibit 4.4 of Elan Corporation, plc’s Registration Statement on Form S-8 (Registration No. 333-181973 filed with the Commission on June 7, 2012)

d(ix)	Elan Corporation, plc Employee Equity Purchase Plan (incorporated by reference to Exhibit 4.4 of Elan Corporation, plc’s Registration Statement on Form S-8 (Registration No. 333-181971 filed with the Commission on June 7, 2012)

d(x)	2012 Amended and Restated Employment Agreement, dated as of April 30, 2012, among Elan Pharmaceuticals, Inc., Elan Corporation, plc and G. Kelly Martin. (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on May 1, 2012)

d(xi)	Employment Agreement between Hans Peter Hasler and Elan Pharmaceuticals GmbH effective as of October 1, 2012 (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on October 19, 2012)

Exhibit No.	Document
d(xii)	Investment Agreement, dated as of September 17, 2009, between Elan Corporation, plc and Janssen Pharmaceutical (incorporated by reference to Exhibit 4(a)(6) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009)

d(xiii)	Amended and Restated Deposit Agreement by and among Elan Corporation, plc, Citibank, N.A., as Depositary and the holders and beneficial owners of American Depositary Shares (incorporated by reference to Exhibit 4.2 to the Elan Corporation, plc Registration Statement on Form S-8 (registration No. 333-181971) filed with the Commission on June 7, 2012).

*	Previously filed with Schedule TO
**	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELAN CORPORATION, PLC

By:	/s/ William F. Daniel
Name: William F. Daniel Title: Executive Vice President and Company Secretary

Date: April 18, 2013